Exhibit 99.1

Neptune Reports Fiscal 2020 First Quarter Results

Poised for significant growth with extraction operations ramping up
Phase II equipment to be commissioned in coming weeks alleviating capacity constraints in Canada

LAVAL, QC, Aug. 14, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the three-month period ended June 30, 2019. All amounts are in Canadian dollars except specified otherwise.

Corporate Highlights:

  On June 7, 2019, Neptune announced a three-year contract with Tilray Inc. for the extraction of cannabinoids from cannabis and hemp biomass. Tilray has committed to provide minimum biomass volumes of 125,000 kg over a three-year period.
  On June 12, 2019, Neptune announced a three-year contract with The Green Organic Dutchman (TGOD) for a minimum of 230,000 kg of cannabis and hemp biomass. Neptune will provide extraction services as well as turnkey formulation, manufacturing and packaging solutions to TGOD covering a range of finished products.
  On June 17, 2019, Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., received license amendments covering additional rooms where Neptune will perform encapsulation and cold ethanol extraction which will increase Neptune's extraction capacity from 30,000 kg to 200,000 kg of biomass annually.
  On July 8, 2019, Michael Cammarata, a successful entrepreneur and innovator in the wellness industry, was appointed as Chief Executive Officer and Member of the Board of Directors of Neptune. Jim Hamilton stepped down from his role as CEO and Director but remains an advisor to the Board.
  On July 18, 2019, Neptune announced a successful private placement of US$41 million of which US$12 million has been used to fund the initial cash consideration for the acquisition of the assets of SugarLeaf Labs.

Michael Cammarata, CEO of Neptune stated, "Since joining Neptune, I have been listening to key stakeholders and evaluating the company its strategy and vision. I have been impressed by our significant IP that can applied to the fast-paced cannabis industry. Our extraction expertise can set us apart as we ramp up production of both raw material and finished products. I have recently implemented initiatives to address the near-term operational and capacity constraints that have impacted the growth of our cannabis extraction services, as well as put several building blocks in place to support that growth, including private placement funding and boosting production at the Sherbrooke facility. We expect to see positive impacts from these actions beginning in the second quarter."

"We expect that our new contracts with Tilray and TGOD will offer strong and consistent revenue over the next three years. The health and wellness market provides a significant opportunity in which cannabis and hemp extracts will play an important role in fulfilling customers' needs for improved quality of life.  Neptune Wellness is well positioned to benefit from this large global market opportunity, and we will continue to raise the bar when it comes to transparency, quality and industry standards," continued Mr. Cammarata.

"Mario Paradis, VP & CFO, has decided to leave Neptune. We are very grateful for all of Mario's hard work during his time at the company. We have begun a search for a new CFO and Mario will remain CFO of Neptune to help with the transition. We are poised for strong growth and I have no doubt we'll find the right talent to help us achieve that growth."

Financial Results

Total revenues reached $4.4 million for the three-month ended June 30, 2019, down versus last year's revenues of $5.2 million. The majority of the revenues during the quarter were generated in the Nutraceutical segment. The decline in total revenues is explained by the timing of contracts in the Nutraceutical segment. Commercial production of cannabis extracts during the quarter was impacted by constrained operations and extraction capacity.

Neptune reported a net loss of $6.5 million for the three-month ended June 30, 2019, an increase compared to a net loss of $4.1 million last year.

For the three-month ended June 30, 2019, Adjusted EBITDA1 was a loss of $3.6 million compared with a loss of $2.3 million last year. The increased Adjusted EBITDA1 loss is due to investments made to support the growing cannabis operations.

Cash and cash equivalents were $5.4 million as of June 30, 2019. On a pro-forma basis, including the net proceeds from the private placement completed on July 18, and the initial cash consideration paid to acquire SugarLeaf, Neptune's cash and cash equivalent would have been $39 million as at June 30, 2019.

Completion of the SugarLeaf acquisition

On July 24, 2019, Neptune announced the closing of the acquisition of the assets of U.S.-based hemp processor SugarLeaf Labs and Forest Remedies LLC (collectively, "SugarLeaf"). The initial consideration paid at closing consisted of US$18 million or US$12 million in cash and US$6 million in common shares. By achieving certain annual adjusted EBITDA and other performance targets, an additional consideration of up to US$132 million would be paid over each of the next three years as a combination of cash and shares for a maximum aggregate purchase price of up to US$150 million, reflecting a valuation multiple below 5x EBITDA.

The extraction capacity of SugarLeaf is expected to reach an annual run rate of 1,500,000 kg of biomass by the end of 2019 with opportunities to further expand capacity. The company is using a cutting-edge cold ethanol processing technology producing high-quality broad-spectrum extracts and refined full spectrum extracts. SugarLeaf has established strategic and well diversified sourcing, with multiple local and large regional hemp farmer partners, ensuring traceability of finished product directly back to the farms. The acquisition of SugarLeaf, combined with Neptune creates a leading North American extraction platform with significant capacity available to serve customers in both Canada and the United States. The acquisition also offers an opportunity to participate in both B2B and B2C hemp-derived CBD markets in the United States.

Launch of Neptune Ventures

Today, Neptune Wellness also announces the creation of Neptune Ventures, a strategic investment arm and technology incubator which is expected to stimulate innovation and partnerships in the cannabis and wellness industry. Neptune Ventures will support Neptune's growth into the consumer market with investments in Forest Remedies, SugarLeaf's consumer brand which includes hemp-derived CBD balms and oils.

"We are excited to launch Neptune Ventures, which will allow us to invest alongside our customers in innovative new products and technology to offer additional value to our customers and shareholders," said Mr. Cammarata. "Our venture arm will be an opportunity to get us closer to our customers by developing new intellectual property, innovations and creative solutions."

Outlook

In Canada, near-term capacity constraints are expected to be resolved in September with the commissioning of ethanol extraction equipment, which should increase Neptune's capacity from current levels of 30,000 kg of biomass to 200,000 kg of biomass processed annually. Furthermore, Phase IIIA expansion is progressing as planned with completion expected before the end of calendar 2019 with Health Canada licensing expected thereafter. With the Phase IIIA expansion, Neptune expects to have the industry's lowest extraction costs, translating into potentially healthy margin.

In the United States, the capacity of our SugarLeaf plant is expected to reach 1,500,000 kg by the end of December, providing Neptune with substantial capacity to supply our B2B customers with hemp extracts ingredients and finished products. SugarLeaf is expected to contribute to Neptune's revenue growth starting in the second quarter of fiscal 2020.

Our Nutraceutical division has recently seen an increase in demand for hemp-derived CBD sourcing and formulations which could stimulate sales in the second half of fiscal 2020.

"Once the expansion phases are complete, we expect Neptune's two extraction facilities to have impressive earnings potential. Given that we only recently acquired SugarLeaf and are still in the process of integrating those operations, we estimate that, based on a conservative capacity utilization scenario of 50%, our two facilities could support in excess of $450 million in annual revenues. In addition, our highly automated operations are expected to translate into low production costs benefiting margins, which have the potential to exceed 40% at the EBITDA level. With a focus on bringing the highest quality products to market sustainably, we believe these developments can help us achieve and surpass these scenarios. There can, of course, be no assurance that the integration of SugarLeaf will be successfully implemented, that our utilization capacity will achieve anticipated levels, or that operational costs and margins will benefit from these developments to the extent anticipated at this time." concluded Mr. Cammarata.

_________________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA and net loss to Adjusted EBITDA" which follow.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. With the recent acquisition of U.S.-based SugarLeaf Labs, the Company can now source U.S. grown hemp to be extracted, purified and transformed into finished products at its 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, the Company as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward-Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Conference Call Details
Neptune will be holding a conference call on August 14, 2019, at 8:30 AM (EST) to discuss its first quarter results ended June 30, 2019.

Date:	Wednesday, August 14, 2019

Time:	8:30 AM Eastern Standard Time

Call:	1-888-231-8191 (Canada and U.S.) 1-647-427-7450 (International)

Conference ID:	3696157

Webcast:	A live webcast and presentation of the results can be accessed at: https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until September 14, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]
(Expressed in thousands of dollars)

Three-month period ended June 30, 2019
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	4,293	38	30	4,361
Gross profit	1,349	(2,091)	30	(712)

R&D expenses, net of tax credits and grants	(92)	(250)		(342)
SG&A expenses	(1,012)	(349)		(1,361)
Segment income (loss) from operating activities before corporate expenses	245	(2,690)	30	(2,415)

Unallocated costs:
Corporate general and administrative expenses			(3,969)	(3,969)
Net finance costs			(119)	(119)
Income tax recovery			51	51
Net loss				(6,452)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	245	(2,690)
Add:
Depreciation and amortization	168	794
Stock-based compensation	117	273
Adjusted Segment EBITDA[1]	530	(1,623)

Adjusted EBITDA[1] reconciliation
Net loss				(6,452)
Add (deduct):
Depreciation and amortization				1,084
Net finance costs				119
Stock-based compensation				857
Litigation provisions				81
Acquisition costs				367
Severance and related costs[3]				412
Income tax recovery				(51)
Adjusted EBITDA[1]				(3,583)

Total assets	23,449	51,387	12,517	87,353
Cash, cash equivalents and short-term investment	38	–	5,337	5,375
Working capital[2]	3,090	(17)	414	3,487
__________________________

[1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
[3] Costs related to new appointment of Chief Executive Officer

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] and net loss to Adjusted EBITDA[1]
(Expressed in thousands of dollars)

Three-month period ended June 30, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,168	–		5,168
Gross profit	1,493	–		1,493

R&D expenses, net of tax credits and grants	(87)	(1,589)		(1,676)
SG&A expenses	(1,088)	(496)		(1,584)
Segment income (loss) from operating activities before corporate expenses	318	(2,085)		(1,767)

Unallocated costs:
Corporate general and administrative expenses			(2,268)	(2,268)
Net finance costs			(148)	(148)
Income tax recovery			83	83
Net loss				(4,100)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	318	(2,085)
Add:
Depreciation and amortization	186	515
Stock-based compensation	129	268
Adjusted Segment EBITDA[1]	633	(1,302)

Adjusted EBITDA[1] reconciliation
Net loss				(4,100)
Add (deduct):
Depreciation and amortization				753
Net finance costs				148
Stock-based compensation				1,025
Income tax recovery				(83)
Adjusted EBITDA[1]				(2,257)

Total assets	25,227	44,384	26,063	95,674
Cash, cash equivalents and short-term investment	2,379	–	20,486	22,865
Working capital[2]	3,337	(1,031)	19,645	21,951
__________________________

[1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, capaccio@lhai.com/ burfening@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 06:00e 14-AUG-19